Exhibit 12.1

Oil States International, Inc.
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine months ended September 30,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Fixed Charges:

Interest expense	$9,314	$5,463	$7,667	$7,930	$4,863	$10,060	$11,600
Estimated interest within rent expense	1,335	1,109	1,501	1,624	1,431	1,277	990
Preferred dividends	—	—	—	—	—	41	332

Total Fixed Charges	$10,649	$6,572	$9,168	$9,554	$6,294	$11,378	$12,922

Earnings:

Pretax income before minority interest	$127,521	$64,377	$88,804	$58,655	$51,029	$46,326	$16,472
Add:
Fixed charges	10,649	6,572	9,168	9,554	6,294	11,378	12,922
Less:
Preferred dividends	—	—	—	—	—	41	332
Minority interest	29	31	36	1	(4)	1,596	4,248

Total Earnings	138,141	70,918	97,936	68,208	57,327	56,067	24,814

Ratio of Earnings to Fixed Charges	13.0	10.8	10.7	7.1	9.1	4.9	1.9